

June 26, 2020

Vuong Trieu, Ph.D.
Chief Executive Officer
Mateon Therapeutics, Inc.
29397 Agoura Road, Suite 107
Agoura Hills, CA 91301

> **Re: Mateon Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2019, as amended**
> **File No. 000-21990**

Dear Dr. Trieu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel W. Rumsey